Exhibit 99.1

	Stock Symbols:	PGF - TSX
NEWS RELEASE		PGH - NYSE

PENGROWTH RECEIVES REGULATORY APPROVAL FOR THE 17,500 BARREL PER DAY SECOND COMMERCIAL PHASE OF THE LINDBERGH THERMAL PROJECT

(Calgary, May 30, 2016) – Pengrowth Energy Corporation today announced that it has received the anticipated Environmental Protection and Enhancement Act (EPEA) approval for the 17,500 barrel per day (bbl per day) second commercial phase of its Lindbergh thermal project. The approval contains no conditions that materially change the estimated cost, scope or timing of the project. This approval marks the culmination of approximately 30 months of project review by stakeholders and regulators.

The second commercial phase is designed to add 17,500 bbl per day of incremental capacity, resulting in total nameplate capacity from Lindbergh of 30,000 bbl per day at a steam oil ratio (SOR) of 3.6, once the expansion phase is complete. Capital cost estimates and commitments for the second phase have not been finalized and will likely not be pursued until market conditions are more supportive of these activities.

Lindbergh, Pengrowth's 100 percent owned and operated thermal project, is located in the Cold Lake area of eastern Alberta. The project offers Pengrowth the potential to ultimately develop annual production of 40,000 to 50,000 bbl per day, starting with the 12,500 bbl per day nameplate capacity first commercial phase, which came on-stream in 2015.
Production from the first commercial phase has continued to ramp-up, averaging 15,256 bbl per day in the first quarter of 2016 at an average SOR of 2.3. The original two pilot well pairs that have been on production for over 48 months and have recovered approximately 2.3 million barrels of the 2.4 million barrels that were originally estimated to be recovered. Performance from the pilot wells continues to be robust with the current combined production rate from the two well pairs being approximately 1,300 bbl per day at an average SOR of 3.3.

"We are delighted to have received final regulatory approval for the second commercial phase at Lindbergh, which, to date, has been among the best performing thermal bitumen projects in western Canada," said Derek Evans, President and CEO of Pengrowth. "This expansion will be part of our transition to building a portfolio of highly economic thermal oil assets with low SORs, low declines, low sustaining capital and strong capital efficiencies. The hallmarks of long-term sustainability."

About Pengrowth:

Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information
Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Caution Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect the conditions in the EPEA approval and their lack of impact on estimated cost, scope and timing of the expansion; design capacity of the second commercial phase and overall project post expansion; timing of capital cost estimates and commitments; project production potential; and transition to building a highly economic thermal assets.  Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.